Filed by Ocular Sciences, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ocular Sciences, Inc.

Commission File No.: 000-22623

The following is a letter that was sent on August 3, 2004 to suppliers of Ocular Sciences, Inc. relating to the proposed merger between The Cooper Companies, Inc. and Ocular Sciences, Inc. announced on July 28, 2004.

July 30, 2004

Dear Valued Ocular Sciences Supplier:

We are pleased to announce that we have signed a definitive agreement for Cooper Companies to acquire Ocular Sciences. Based on the significant premium to be paid for Ocular Sciences’ stock, we believe it reinforces the great value customers place on OSI’s superior performing products and our eye-care professional focus. It is our belief that this will be in the best interest of our shareholders, employees and customers. By combining these two very strong and successful companies, we will be creating an even stronger entity with greater resources, ensuring its long-term growth through innovative high quality products and services.

The Ocular Sciences and CooperVision product lines and the combined global presence are highly complementary. Ocular’s disposable spherical, daily disposable and toric lenses augment Cooper’s line of specialty lenses, making the resulting company fully-competitive in all major contact lens segments and in all major worldwide markets.

The combination of two of the fastest growing and most successful contact lens companies will create the world’s third largest contact lens company, while maintaining an eye-care professional focused strategy.

The transaction is expected to close some time near the end of the year. In the meantime, it’s business as usual. In the short and medium term, we do not anticipate any significant changes in our operations as a result of this acquisition. We will continue to execute according to our current production plans and capital plans and projections. Therefore, no radical changes are projected in the short term in either the procurement of raw materials and operating supplies, or the procurement of capital equipment for our on going capacity expansion and optimization projects.

We appreciate your continued support of Ocular Sciences. If you have any questions or comments, please feel free to contact us or one of the following persons: Graham Jerrett, Managing Director, UK Manufacturing Operations, Rolando Torres, General Manager, Puerto Rico Manufacturing Operations, or Skip Pascoe, Site Manager, Albuquerque Operations.

Sincerely,

/s/ JOHN WEBER	/s/ LINDA HOFFMAN	/s/ FERNANDO TORRE
John Weber	Linda Hoffman	Fernando Torre
Executive Vice President	Vice President	Vice President
Worldwide Operations	Operations	Manufacturing

SUPPLIER FAQ SHEET

Q: Is it true that Ocular Sciences has agreed to be acquired by Cooper Vision?

A: Yes, Ocular Sciences has announced that it has agreed to be acquired by Cooper Companies, CooperVision’s parent company. Bringing these two fast-growing organizations together will create the world’s third largest contact lens company, with a broad global presence.

Q: Why would Ocular Sciences agree to be acquired by Cooper?

A: Ocular Sciences believes that this opportunity is in the best interest of its shareholders, employees and customers. By combining these two very strong and successful companies, we will be creating an even stronger entity with greater resources, ensuring our long-term growth through innovative products and enhanced sales and marketing investments. The combined company, while maintaining its professional approach, will be better positioned to compete against consumer-driven companies.

Ocular Sciences brings to Cooper a very strong product portfolio, a promising R&D pipeline, efficient and high quality manufacturing and a direct presence in many of the fast-growing global markets.

Q: Has the new management team been established?

A: The new management team has yet to be announced. The new team will be selected after a careful assessment of the key members of both current teams worldwide.

Q: How will the integration process be managed?

A: We will be forming an integration team shortly. Senior managers from both companies representing all functional and geographic areas will work together over the next several months to develop a comprehensive and cohesive integration plan and process.

Q: When would this transaction be completed?

A: The transaction would be completed once all of the customary regulatory approvals are received. In addition, shareholders from both companies would need to approve the proposed deal. We would expect for the completion to take place by the end of the year.

Q: What happens between now and until the transaction is completed?

A: During this transition period, Ocular Sciences will continue to operate as normal. It will be “business as usual”.

Q: Will there be any significant changes in the procurement of raw materials, equipment, and supplies as a result of the acquisition?

A: We will continue to execute according to our current production plans and capital plans and projections. Therefore, no significant changes are projected in the short term in either the procurement of raw materials and operating supplies, or the procurement of capital equipment for our on going capacity expansion and optimization projects.

Q: Do you plan to make any changes to OSI’s product portfolio?

A: During the transition period, OSI’s product portfolio would not change. New product launches, scheduled to take place within the next several months, would continue as previously communicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This letter and accompanying list of answers to frequently asked questions contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of integration plans and the competitive position of the combined company are forward-looking statements. Risks, uncertainties and assumptions include those described in the joint press release announcing our proposed merger with The Cooper Companies, Inc. and in Ocular Sciences, Inc.’s Securities and Exchange Commission reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Ocular Sciences, Inc.’s results could differ materially from its expectations in these statements. These filings are available on a web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The Cooper Companies, Inc. (“Cooper”) intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Cooper and Ocular Sciences, Inc. (“Ocular Sciences”), and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Cooper and Ocular Sciences. Investors and security holders of Cooper and Ocular Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cooper, Ocular Sciences and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.